LIQUIDMETAL TECHNOLOGIES, INC.
25800 Commercentre Drive, Suite 100
Lake Forest, California  92630

August 4, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C.  20549

Attention:                                         Pamela A. Long
Andrew Schoeffler

Re:                               Liquidmetal Technologies, Inc. Registration Statement
on Form S-1, as amended (File Number 333-130251)

Dear Ms. Long and Mr. Schoeffler:

On behalf of Liquidmetal Technologies, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for Monday, August 7, 2006 at 1:00 p.m., Eastern time, or as soon thereafter as practicable.  In connection with the foregoing, the Company hereby acknowledges that:

•                                          Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Curt P. Creely at Foley & Lardner LLP, our counsel, at (813) 225-4122.

Very truly yours,

Liquidmetal Technologies, Inc.

/s/ Ricardo A. Salas
Ricardo A. Salas,
Chief Executive Officer